File No. 70-[_____]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Arkansas, Inc.
425 West Capitol Avenue
Little Rock, Arkansas 72201

(Names of companies filing this statement and addresses of principal executive offices)

_____________________________________________________

Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

_______________________________________________________

Hugh T. McDonald
President and Chief Executive Officer
Entergy Arkansas, Inc.
425 West Capitol Avenue
Little Rock, Arkansas 72201

(Name and address of agent for service)

________________________________________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, La. 70113	Hunt M. Sproull Manager, Real Estate Entergy Services, Inc. 639 Loyola Avenue New Orleans, La. 70113

Item 1. Description of Proposed Transaction.

A. Background.

Entergy Arkansas, Inc. (the "Applicant"), an electric utility company subsidiary of Entergy Corporation, a registered holding company, herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire, directly or indirectly through one or more subsidiaries, a membership interest in PowerTree Carbon Company, LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere.

The Applicant provides retail electric service to approximately 649,000 customers in the State of Arkansas and owns or leases all or portions of 12 electric generating plants having a combined generating capability of 4,690 megawatts (MW). The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration has also proposed, as part of its Global Climate Change program, the creation of transferable credits for measures which reduce greenhouse gas emissions.

The Company has obtained commitments totaling approximately $3.5 million from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

To the extent not exempt under Rule 43, the Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

B. Capital Contribution Commitments of Initial Members.

The Applicant is a subsidiary of one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Cinergy Corp., Dominion Resources, Inc., Exelon Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, PEPCO Holdings, Inc., Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are: CLECO Corporation, The Detroit Edison Company, Duke Energy Corporation, Minnesota Power (a division of ALLETE, Inc.), OGE Energy Corp., Oglethorpe Power Corporation, Peabody Energy Corporation, Pinnacle West Capital Corporation, Public Service Electric and Gas Company, Public Service Company of New Mexico, Reliant Resources, Inc., Tennessee Valley Authority, TXU Corp., We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

Name of Registered Holding Company	Total Capital Contribution Commitment
Ameren Corp.	$100,000
American Electric Power Co.	$300,000
Cinergy Corp.	$100,000
Dominion Resources, Inc.	$100,000
Entergy Corp. (through the Applicant)	$100,000
Exelon Corp.	$100,000
FirstEnergy Corp.	$100,000
Great Plains Energy Inc.	$ 50,000
PEPCO Holdings, Inc.	$ 50,000
Progress Energy, Inc.	$100,000
Xcel Energy, Inc.	$100,000
Total	$1,200,000

In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 35% of the commitments of all of the initial members.

C. Principal Terms of Operating Agreement.

Under the Company's Operating Agreement (Exhibit A hereto), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an Affiliate of such member (defined in the Operating Agreement to mean any person or entity controlled by, controlling or under common control with such member) or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company.

The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member (together with any voting rights held by associate companies that are also members) equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of any member) allocated to the other members in equal portions such that no registered holding company will, directly or indirectly, hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights (together with any voting rights held by Affiliates of such member) to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members (and Affiliates) equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3. Applicable Statutory Provisions.

A. General.

Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act, but may be exempt under Rule 43.

B. Standards of Sections 9(a) and 10.

The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and is therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.1

The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992.2  Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." (Emphasis supplied)

The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

C. Compliance with Rule 54. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.21 billion) is equal to approximately 56% of Entergy's "consolidated retained earnings" as of March 31, 2003 (approximately $3.9 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act).

Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

    As of March 31, 2003, Entergy's aggregate investment in Exempt Projects is equal to 13% of Entergy's total consolidated capitalization, 13% of consolidated net utility plant and 20% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.
    Entergy's consolidated retained earnings have grown by an average of 14% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2003).
    Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.
    As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of March 31, 2003, Entergy's consolidated capitalization ratio was approximately 48.2% debt and approximately 51.8% equity, consisting of approximately 3.4% preferred stock and approximately 48.5% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.
    Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4. Regulatory Approval.

No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5. Procedure.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period and in any event not later than July 31, 2003 in order to accommodate the initial call of capital contributions by the Company. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

A. Exhibits.

A - Draft of Operating Agreement of PowerTree Carbon Company, LLC

B - None

C - Inapplicable

D - None

E - Inapplicable

F-1 - Opinion of Counsel for the Applicant

F-2 - Opinion of Morris, James, Hitchens & Williams LLP

G - Form of Federal Register Notice

B. Financial Statements.

(Deemed unnecessary because of the de minimis nature of the proposed transaction)

Item 7. Information as to Environmental Effects.

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.
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1    See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir. 1971).

2    See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27,2000).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY ARKANSAS, INC.

By: /s/ Hugh T. McDonald
Name: Hugh T. McDonald
Title: President and Chief Executive Officer

Date: June 25, 2003